EXHIBIT 99.1

Osisko Development Closes US$57.5 Million Marketed Private Placement of Units

MONTREAL, Nov. 12, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the successful closing of its previously announced private placement of 31,946,366 units of the Company ("Units") at a price of US$1.80 per Unit, including the exercise in full of the Agents' option, for aggregate gross proceeds of approximately US$57.5 million (the "Offering"). The Offering included a lead order from Condire Investors, LLC ("Condire"), an investment firm based in Dallas, Texas, resulting in an approximate 8.8% holding in the Company's issued and outstanding common shares immediately following the closing of the Offering (on a non-diluted basis). Concurrently with the Offering, the Company and Condire have agreed to find a mutually agreeable addition to the Company’s Board of Directors or, alternatively, a Board observer.

Sean Roosen, Chair and CEO of Osisko Development, commented: "The closing of this significantly oversubscribed offering – alongside the recently closed successful US$34.5 million non-brokered offering – places the Company in an excellent position to execute on key project de-risking milestones and pre-construction activities for the Cariboo Gold Project, including completion of an updated optimized feasibility study expected in Q2 2025. We are very excited to welcome Condire as a prominent shareholder. The strong support received in this offering from Condire and a number of other large long-term focused institutional investors is a testament to the quality and value of the Cariboo project along with a positive endorsement of our team. With an improved balance sheet and capital structure, the Company is primed for success ahead of a pivotal year."

Each Unit consists of one common share of the Company (each, a "Common Share") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant shall entitle the holder thereof to purchase one Common Share (each, a "Warrant Share"), at a price of US$3.00 per Warrant Share on or prior to October 1, 2029. The Warrants acquired by Condire under the Offering are subject to a blocker provision, which limits Condire's exercise of any Warrants that, upon giving effect to such exercise, would cause the Common Shares owned by Condire to be equal to or exceed 10% of the issued and outstanding Common Shares.

The Offering was conducted on a "best efforts" agency basis by National Bank Financial Inc., as lead left agent, and Cantor Fitzgerald Canada Corporation and Eight Capital, as lead agents (collectively, the "Agents"). In connection with the Offering, the Agents were paid a cash commission equal to 4.5% of the aggregate gross proceeds of the Offering.

The Company intends to use the net proceeds of the Offering towards the advancement of its Cariboo and Tintic projects, to partially repay its existing credit facility and for general corporate purposes. All securities issued under the Offering will be subject to a hold period expiring four months and one day from the date of issue pursuant to applicable Canadian securities laws. The Offering remains subject to final acceptance of the TSX Venture Exchange.

The securities have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold to, or for the account or benefit of, persons in the "United States" or "U.S. persons" (as such terms are defined in Regulation S under the U.S. Securities Act) absent registration under the U.S. Securities Act and all applicable U.S. state securities laws or compliance with an exemption from such registration requirements. This news release is not an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to qualification or registration under the securities laws of such jurisdiction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen Chairman and CEO Email: sroosen@osiskodev.com Tel: +1 (514) 940-0685	Philip Rabenok Director, Investor Relations Email: prabenok@osiskodev.com Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward- looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements in this news release may include, without limitation, statements pertaining to the use of the net proceeds from the Offering and the results therefrom; the results of derisking programs at the Cariboo project; the results and timing of the updated feasibility study at the Cariboo project; progress in respect of pre-construction activities at the Cariboo project; and the ability to obtain the final acceptance of the TSX Venture Exchange. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, satisfying the requirements of the TSX Venture Exchange (if at all). Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.